SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                              SCHEDULE 13D/A-1
                 (Under the Securities Exchange Act of 1934)

                             LipidViro Tech, Inc.
                              (Name of Issuer)

                            Common Voting Stock
                       (Title of Class of Securities)

                                 037026 101
                               (CUSIP Number)

                           Benedente Holdings, LLC
                                Steven Keyser
                        2120 Carey Ave., Suite 310
                             Cheyenne, Wyo. 82001
                               (801-824-1549)
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               April 17, 2006
           (Date of Event which Requires Filing of this Statement)

     1.  Names of Reporting Persons.
         Benedente, LLC

         I.R.S. Identification Nos. of Above Persons (entities only).
         54-2151492.

     2.  Check the Appropriate Box if a Member of a Group.
         (a)  .
            --
         (b)X.

     3.  (SEC use only)

     4.  Source of Funds.
         00.

     5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
         None; not applicable.

     6.  Citizenship or Place of Organization
         Wyoming

     Number of Shares         7.   Sole Voting Power: 7,651,000.
     Beneficially Owned       8.   Shared Voting Power: None.
     by Each Reporting Person 9.   Sole Dispositive Power: 7,651,000.
                             10.   Shared Dispositive Power: None.

     11. Aggregate Amount of Beneficially Owned by Each Reporting Person. Benedente LLC. 7,651,000.

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares. (No shares are excluded in the numerical or percentage computations herein).

     13. Percent of Class Represented by Amount in Row (11)
         44.3%.

     14. Type of Reporting Person.
         CO.

     Item 1. LipidViro Tech, Inc., a Nevada corporation (SEC File No. 0-49655); 1338 S. Foothill Dr. #126 Salt Lake City, UT 84108; common capital voting stock.

     Item 2.(a)  Steven Keyser
            (b)  2120 Carey Ave., Suite 310, Cheyenne, Wyo. 82001
            (c) Benedente Holdings, LLC, Manager, general business activities.
            (d)  None.
            (e)  None.
            (f)  USA.

    Item 3. Subject Company, Benedente Holdings, LLC acquired 6,251,000 of the outstanding voting securities of LipidViro Tech, Inc. a Nevada corporation, on April 18, 2005 from Blackfriars Limited and Multi Marketing Concepts, Inc. for a total purchase price of $9,823,000.00. The purchase was for investment purposes. The purchase was financed by loans from the sellers. The sellers retain no control or voting rights for the securities and have no power or rights to rescind this transaction.

     On April 3, 2006, Benedente Holdings, LLC acquired an additional 1,400,000 shares of outstanding voting securities of LipidViro Tech, Inc. a Nevada corporation, for financing services provided to LipidViro.

      On April 17, 2006, LipidViro Tech, Inc. declared a 7 for 1 dividend of its outstanding voting securities, all of the share numbers above reflect this dividend.

     Item 4. See Item 3.

     Item 5.(a)  Benedente Holdings, LLC 7,651,000 shares; 44.3%.
            (b)  7,651,000 shares.
            (c)  1,400,000 shares.
            (d)  None; not applicable.
            (e)  Not applicable.

     Item 6.   None; not applicable.

     Item 7.   None; not applicable.

     After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Benedente Holdings, LLC.

Dated: October 16, 2006               /s/ Steven Keyser
       ----------------               ------------------
                                      By Steven Keyser
                                      Manager for
                                      Benedente Holdings, LLC